EXHIBIT 3
GLOBAL SOURCES LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME (UNDER IFRS)
(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

	Three months ended		Year ended
	December 31,		December 31,
	2010	2009	2010	2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenue:
Online and other media services (Note 1)	$31,714	$27,788	$122,203	$113,775
Exhibitions	29,896	25,775	69,450	55,147
Miscellaneous	1,399	1,168	4,996	3,985

	63,009	54,731	196,649	172,907

Operating Expenses:
Sales (Note 2)	23,407	18,095	71,923	63,740
Event production	8,299	8,353	21,875	18,385
Community and content (Note 2)	8,729	8,318	31,923	34,524
General and administrative (Note 2)	9,289	8,174	33,463	30,045
Information and technology (Note 2)	2,942	2,742	11,839	11,784

Total Operating Expenses	52,666	45,682	171,023	158,478

Profit from Operations	$10,343	$9,049	$25,626	$14,429

Interest and dividend income	85	256	510	981
Gain on sale of available-for-sale securities	1,223	-	1,223	-

Profit before Income Taxes	$11,651	$9,305	$27,359	$15,410
Income Tax Expense	(481)	(228)	(1,117)	(498)

Net Profit	$11,170	$9,077	$26,242	$14,912

Net profit attributable to non-controlling interests	136	51	(991)	(618)

Net profit attributable to the Company’s shareholders	$11,306	$9,128	$25,251	$14,294

Basic net profit per share attributable to the Company’s shareholders	$0.34	$0.20	$0.63	$0.32

Diluted net profit per share attributable to the Company’s shareholders	$0.32	$0.20	$0.61	$0.31

Shares used in basic net profit per share calculations	33,573,540	44,552,550	40,283,874	44,546,226

Shares used in diluted net profit per share calculations	35,119,162	45,896,193	41,693,616	45,751,437

Note:	1.	Online and other media services consists of:

	Three months ended		Year ended
	December 31,		December 31,
	2010	2009	2010	2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Online services	$25,466	$20,431	$96,125	$84,271
Print services	6,248	7,357	26,078	29,504

	$31,714	$27,788	$122,203	$113,775

Note:	2.	Non-cash compensation expenses associated with the employee and team member equity compensation plans and Global Sources Directors Share Grant Award Plan included under various categories of expenses are as follows:

	Three months ended		Year ended
	December 31,		December 31,
	2010	2009	2010	2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Sales	$194	$(187)	$545	$691
Community and content	73	(95)	284	228
General and administrative	(7)	(1,096)	1,089	566
Information and technology	73	(18)	269	263

	$333	$(1,396)	$2,187	$1,748